SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August - 2013
G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release  issued by G. Willi-Food International Ltd. (“Registrant”) on August 6, 2013.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: August 6, 2013	By:	/s/ Raviv Segal
Name: Raviv Segal
Title: Chief Financial Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q2 2013 NET PROFIT UP 90% FROM Q2 2012

2013 Q2 Sales up 27% over 2012 Q2 Sales; 2013 Q2 Operating Income up 50% over Q2 2012 Operating Income

YAVNE, Israel – August 6, 2013 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the second quarter and the six-months ended June 30, 2013.

Second Quarter Fiscal 2013 Highlights (income statement highlights compared to same period last year)

•	Sales increased 27.3% to NIS 84.4 million (US$ 23.3 million);
•	Gross profit increased 32.0% to NIS 21.8 million (US$ 6.0 million), or 25.9% of sales;
•	Operating income increased 49.7% to NIS 8.3 million (US$ 2.3 million), or 9.8% of sales;
•	Net income nearly doubled to NIS 7.8 million (US$ 2.2 million), or 9.2% of sales;
•	Earning per share nearly doubled to NIS 0.60 (US$ 0.17);
•	Net cash from operating activities of NIS 12.2 million (US$ 3.4 million); and
•	Cash and securities balance of NIS 209.1 million (US$ 57.8 million) as of June 30, 2013.

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned subsidiary Gold Frost, a designer, developer and distributor of branded kosher innovative dairy food products.

Second Quarter Fiscal 2013 Summary
Sales for the second quarter of 2013 increased 27.3% to NIS 84.4 million (US$ 23.3 million) compared to NIS 66.3 million (US$ 18.3 million) recorded in the second quarter of 2012. This increase was a result of growing demand from domestic and international customers, for quality kosher products. In Israel specifically, we continued to benefit from a shift in consumer behavior by cost conscious consumers who recognize our products as a viable alternative to the higher cost leading brands.

Gross profit for the second quarter of 2013 increased by 32.0% to NIS 21.8 million (US$ 6.0 million) compared to NIS 16.5 million (US$ 4.6 million) recorded in the second quarter of 2012. Second quarter gross margin was 25.9% compared to gross margin of 24.9% for the same period in 2012. The gross margin improvement was the result of a favorable revenue product mix during the quarter.

Willi-Food’s operating income for the second quarter of 2013 increased by 49.7% to NIS 8.3 million (US$ 2.3 million) compared to NIS 5.5 million (US$ 1.5 million) recorded in the second quarter of 2012. Selling expenses increased by 28.1% from the comparable quarter of 2012, primarily due to an increase in promotion expenses as well as vehicles and transport expenses, which increased due to the incremental increase in sales. Selling expenses as a percentage of sales increased in the second quarter of 2013 to 10.6% compared to 10.5% in the second quarter of 2012. General and administrative expenses increased by 15.9% from the second quarter of 2012, primarily due to an increase in management profit-related bonuses. General and administrative expenses as a percentage of sales decreased in the second quarter of 2013 to 5.5% from 6.0% in the second quarter of 2012.

Willi-Food’s income before taxes for the second quarter of 2013 increased by 91.6% to NIS 10.4 million (US$ 2.9 million) compared to NIS 5.4 million (US$ 1.5 million) recorded in the second quarter of 2012.

Willi-Food's net income in the second quarter of 2013 increased by 90.1% to NIS 7.8 million (US$ 2.2 million), or NIS 0.60 (US$ 0.17) per share, from NIS 4.1 million (US$ 1.1 million), or NIS 0.32 (US$ 0.09) per share, recorded in the second quarter of 2012.

Willi-Food ended the second quarter of 2013 with NIS 209.1 million (US$ 57.8 million) in cash and securities net from short-term debt. Net cash from operating activities for 2013 second quarter was NIS 12.2 million (US$ 3.4 million). Willi-Food's shareholders' equity at the end of June 2013 was NIS 349.9 million (US$ 96.7 million).

First Half Fiscal 2013 Highlights (compared to same period last year)
•	Sales increased 25.0% to NIS 175.0 million (US$ 48.4 million);
•	Gross profit increased 34.2% to NIS 43.2 million (US$ 11.9 million), or 24.7% of sales;
•	Operating income increased 70.2% to NIS 17.5 million (US$ 4.8 million), or 10.0% of sales;
•	Net income increased 79.7% to NIS 16.0 million (US$ 4.4 million), or 9.2% of sales; and
•	Earning per share of NIS 1.24 (US$ 0.34).

Six-Month Results

Willi-Food’s sales for the six-month period ending June 30, 2013 increased by 25.0% to NIS 175.0 million (US$ 48.4 million) compared to sales of NIS 140.0 million (US$ 38.7 million) in the first half of 2012. Gross profit for the period increased by 34.2% to NIS 43.2 million (US$ 11.9 million) compared to gross profit of NIS 32.2 million (US$ 8.9 million) for the first half of 2012. First half gross margins in 2013 were 24.7% compared to gross margins of 23.0% in the same period of 2012.

Operating income for the first half of 2013 increased by 70.2% to NIS 17.5 million (US$ 4.8 million) from NIS 10.3 million (US$ 2.8 million) reported in the comparable period of last year.  First half 2013 income before taxes increased by 77.9% to NIS 21.3 million (US$ 5.9 million) compared to NIS 12.0 million (US$ 3.3 million) recorded in the first half of 2012. Net income for the first half of 2013 increased by 79.7% to NIS 16.0 million (US$ 4.4 million), or NIS 1.24 (US$ 0.34) per share, from NIS 8.9 million (US$ 2.5 million), or NIS 0.69 (US$ 0.19) per share, recorded in the first half of 2012.

Business Outlook

Mr. Zwi Williger, Chairman of Willi-Food commented, “We are very pleased to report another strong quarter with organic sales growth of 27 percent and net income growth of 90 percent as our customer base continues to expand and market demand for our products continues to increase. Following the national protests in 2011 against the rising prices of food products, our customer base and the demand for our products increased due to the fact that customers realized that they can obtain food products from us, in the same or better quality than those of the leading brands in the market, at more affordable prices. Our financial results have significantly improved over the last four quarters as a direct result of our strategy to organically grow our customer base and product line. Moving forward, we intend to continue to leverage market demand in order to maximize our revenues and expand margins. We intend to reinvest in the development of the company in order to maximize profitability and increase long-term value for our shareholders.”

Conference Call

The Company will host a conference call and live webcast the same day to discuss the financial results begining at 11:00 AM Eastern Time.  Interested parties may participate on the call by dialing 1-877-941-8416 (US), or 1-480-629-9808 (International), approximately 10 minutes prior to the scheduled start time. Paricipants may also access a live listen only webcast at http://public.viavid.com/index.php?id=105415

Following the conclusion of the call, a telophonic replay will be available for 14 days beginning at 2:00 PM Eastern Time on August 6, 2013 through 11:59 PM Eastern Time on August 20, 2013 and may be accessed by dialing 1-877-870-5176 (US), or 1-858-384-5517 (International), using access code 4630851.  In addition, an archived webcast will be available for one year at:
http://public.viavid.com/reports/eventparticipantreporttab.php?id=o5ano5ic

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2013, U.S. $1.00 equals NIS 3.618. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month and six-month ended June 30, 2013 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on April 30, 2013. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,	June 30,	December 31,
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	NIS		US dollars (*)
	(in thousands)		(in thousands)
ASSETS
Current assets
Cash and cash equivalents	76,038	57,563	21,017	15,910
Financial assets carried at fair value through profit or loss	133,065	158,810	36,779	43,894
Trade receivables	82,615	71,340	22,834	19,718
Other receivables and prepaid expenses	3,459	5,988	956	1,655
Inventories	43,841	49,270	12,117	13,618
Total current assets	339,018	342,971	93,703	94,795

Non-current assets
Property, plant and equipment	65,345	63,022	18,061	17,419
Less -Accumulated depreciation	23,040	21,394	6,368	5,913
	42,305	41,628	11,693	11,506

Other receivables and prepaid expenses	475	62	131	17
Goodwill	36	36	10	10
Deferred taxes	-	20	-	6
Total non-current assets	42,816	41,746	11,834	11,539
	381,834	384,717	105,537	106,334

EQUITY AND LIABILITIES
Current liabilities
Short-term bank debt	-	9,930	-	2,745
Trade payables	21,715	27,268	6,002	7,537
Employees Benefits	1,726	1,659	477	459
Accruals	-	3,446	-	952
Current tax liabilities	2,364	2,117	653	585
Other payables and accrued expenses	5,291	5,955	1,462	1,646
Total current liabilities	31,096	50,375	8,594	13,924

Non-current liabilities
Deferred taxes	283	-	78	-
Employees Benefits	570	581	158	160
Total non-current liabilities	853	581	236	160

Shareholders' equity

Share capital NIS 0.10 par value (authorized - 50,000,000 shares, issued and outstanding - 12,974,245 shares at June 30, 2013; (12,974,245 shares at December 31, 2012)	1,444	1,444	399	399
Additional paid in capital	129,903	129,897	35,905	35,903
Capital fund	247	247	68	68
Remeasurement of defined benefit obligation	11	-	3	-
Foreign currency translation reserve	705	639	195	177
Treasury shares	(10,843)	(10,843)	(2,997)	(2,997)
Retained earnings	228,418	212,377	63,134	58,700
	349,885	333,761	96,707	92,250
	381,834	384,717	105,537	106,334

(*)    Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months		Three months		Six months
	ended June 30,		ended June 30,		ended June 30,
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

Sales	174,999	139,984	84,414	66,333	48,369	38,691
Cost of sales	131,770	107,764	62,574	49,789	36,421	29,786

Gross profit	43,229	32,220	21,840	16,544	11,948	8,905

Selling expenses	16,488	13,883	8,946	6,986	4,557	3,837
General and administrative expenses	9,290	8,109	4,622	3,989	2,568	2,241
Other income	(34)	(47)	(34)	19	(9)	(13)

Total operating expenses	25,744	21,945	13,534	10,994	7,116	6,065

Operating income	17,485	10,275	8,306	5,550	4,832	2,840

Financial income	4,587	1,734	1,948	(280)	1,268	479
Financial expense	801	55	(97)	(133)	221	15

Income before taxes on income	21,271	11,954	10,351	5,403	5,879	3,304
Taxes on income	5,230	3,027	2,560	1,304	1,446	837

Profit for the period	16,041	8,927	7,791	4,099	4,433	2,467

Earnings per share:

Earnings per share

Basic earnings per share	1.24	0.69	0.60	0.32	0.34	0.19

Diluted earnings per share	1.24	0.69	0.60	0.32	0.34	0.19

Shares used in computation of basic EPS	12,974,245	12,980,550	12,974,245	12,974,245	12,974,245	12,980,550

(*)	Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Six months
	ended June 30,		ended June 30,		ended June 30,
	2 0 1 3	2 0 1 2	2 0 13	2 0 1 2	2 0 1 3	2 0 12
	NIS				U.S. dollars (*)
	(in thousands)
Cash flows - operating activities
Profit from continuing operations	16,041	8,927	7,791	4,099	4,433	2,467
Adjustments to reconcile net income to net cash from continuing operating activities (Appendix)	(10,525)	(15,192)	4,438	4,601	(2,907)	(4,200)
Net cash from (used in) continuing operating activities	5,516	(6,265)	12,229	8,700	1,526	(1,733)

Net cash from discontinued operating activities	-	-	-	-	-	-

Cash flows - investing activities
Acquisition of property plant and equipment	(5,560)	(199)	(1,165)	82	(1,537)	(55)
Proceeds from sale of property plant and Equipment	29	42	29	42	8	12
Additions to long term other receivables	(445)	-	(10)	-	(123)	-
Proceeds from purchase of marketable securities, net	28,865	31,767	5,321	24,128	7,978	8,780
Net cash from continuing investing activities	22,889	31,610	4,185	24,252	6,326	8,737

Net cash from discontinued investing activities	-	13,500	-	-	-	3,731

Cash flows - financing activities
Investment in treasury stocks	-	(702)	-	-	-	(192)
Short-term bank credit, net	(9,930)	-	(19)	-	(2,745)	-

Net cash used in continuing financing activities	(9,930)	(702)	(19)	-	(2,745)	(192)

Net cash from discontinued financing activities	-	-	-	-	-	-

Increase in cash and cash equivalents	18,475	38,143	16,395	32,952	5,107	10,543

Cash and cash equivalents at the beginning of the financial year	57,563	34,661	59,643	39,852	15,910	9,580

Cash and cash equivalents of the end of the financial year	76,038	72,804	76,038	72,804	21,017	20,123

 (*)           Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjustments to reconcile net income to net cash from operating activities

	Six months		Three months		Six months
	ended june 30,		ended june 30,		Ended June 30,
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	NIS				U.S. dollars (*)
	(in thousands)

Deferred income taxes	303	(252)	528	(439)	84	(70)
Unrealized loss (gain) on marketable securities	(3,120)	728	(1,551)	1,596	(862)	201
Depreciation and amortization	2,166	1,971	1,155	1,098	599	545
Capital loss (gain) on disposal of property plant and equipment	(29)	(60)	(29)	6	(8)	(17)
Employees benefit, net	-	(89)	-	(212)	-	(25)
Stock based compensation reserve	6	47	1	10	2	13

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	(9,474)	(11,198)	91	5,916	(2,619)	(3,095)
Decrease (increase) in inventories	5,429	(368)	(49)	1,152	1,502	(102)
Increase (decrease) in trade and other payables, and other current liabilities	(5,806)	(5,971)	4,292	(4,526)	(1,605)	(1,650)

	(10,525)	(15,192)	4,438	4,601	(2,907)	(4,200)

(*)           Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Raviv Segal, CFO
 (+972) 8-932-1000
raviv@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.